Exhibit 99.91

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Receives Re-issued License for Proposed Piñon Ridge Mill

Toronto, Ontario – April 25, 2013

Energy Fuels Inc. (TSX : EFR) (“Energy Fuels” or the “Company”) is pleased to announce that today the Colorado Department of Public Health and Environment (“CDPHE”) re-issued the final Radioactive Materials License (the “License”) for the Company’s proposed Piñon Ridge Mill (the “Mill”). When built, the Piñon Ridge Mill would be the first new uranium mill in the United States constructed in over 30 years. Energy Fuels also owns and operates the White Mesa Mill near Blanding, Utah, which is the only operating uranium mill in the United States.

As was previously announced, CDPHE first issued Energy Fuels a radioactive materials license for the Piñon Ridge Mill in March 2011. Soon thereafter, a non-government organization filed suit against the State of Colorado seeking to nullify this license. In June 2012, Denver District Court Judge John N. McMullen issued a decision upholding the previously issued license decision on 10 of the 11 substantive environmental, health and safety claims. However, the license was set aside pending the completion of an administrative hearing that would offer the public the opportunity to provide further comment and information on the proposed mill and allow parties to the hearing the opportunity to initiate discovery and to cross-examine witnesses. In August and September 2012, the Town of Telluride, the Town of Ophir and San Miguel County, Colorado and several non-government organizations were granted party status in the administrative hearing.

In October 2012, Energy Fuels entered into an agreement with the Town of Telluride and San Miguel County, Colorado on various issues including environmental protection, transportation, and financial assurance. As a part of this agreement, Energy Fuels agreed to maintain a minimum of $15 million of financial assurance with the State of Colorado upon Mill commissioning. Based on that agreement, the Town of Telluride and San Miguel County agreed not to further oppose Energy Fuels’ license application.

The administrative hearing took place over the course of six days in November 2012 in Nucla, Colorado and offered the public an extensive opportunity to offer comment on the Mill and for the parties to question CDPHE’s Radiation Program staff and Energy Fuels’ environmental staff and consultants. In January 2013, the hearing officer issued a decision finding that the administrative hearing fully satisfied the requirements of Colorado law. The non-government organizations appealed this finding to the Executive Director of CDPHE, Dr. Chris Urbina, in January 2013. In February 2013, Dr. Urbina upheld the hearing officer’s decision, clearing the way for today’s License re-issuance.

The License includes conditions that specify additional requirements that Energy Fuels will be required to meet prior to the beginning of Mill construction, before the start of operations, during Mill operations, and during Mill decommissioning (as applicable). These conditions include requirements for submittal of detailed designs and plans, monitoring and testing, training, reporting, and financial assurance.

Steve Antony, President and CEO of Energy Fuels, commented, “With the re-issuance of this license, Energy Fuels is in a position to expand uranium production capacity on the Colorado Plateau as market conditions warrant. Acquisition of this license is a testament to the hard work and perseverance of our environmental and legal staff that has been working on this project since the Piñon Ridge property was acquired in July 2007. The Company considers the License to be a valuable addition to its portfolio of assets.”

About Energy Fuels: Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is also a significant producer of vanadium. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, included herein are generally considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for view on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com